Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Michael Foland

October 2, 2020

Re:	Virtuix Holdings Inc. Offering Statement on Form 1-A Response dated September 25, 2020 File No. 024-11309

Dear Mr. Spirgel,

Thank you for your comments dated September 25, 2020 regarding the Offering Statement of Virtuix Holdings Inc. (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Offering Statement on Form 1-A

Cover Page

1.	Disclose the date by which you must receive the minimum offering amount. Disclose that, if the minimum offering amount has not been received by that time, you will promptly return all money from received from potential investors.

The Company has revised the disclosure on the cover page to include the date by which it must receive the minimum offering amount and included a statement that it will promptly return all money received from potential investors if the minimum offering amount is not met.

Other Terms, page 18

2.	You disclose on the offering circular cover page that investors will pay a processing fee directly to SeedInvest. You disclose on page 18 that SI Securities, LLC will charge investors a non-refundable transaction fee equal to 2% of the amount invested up to $300. Please clarify whether these are two separate fees that investors must pay to purchase securities in the offering or if they are the same fee. Discuss the reasons for the fees.

The Company has revised the disclosure on the cover page to clarify the fee. In addition, the Company has updated page 18 to define and give more details regarding the 2% fee.

The Company’s Business Competition, page 27

3.	You disclose that KATVR and Cyberith's products "are deemed to infringe on several of Virtuix's patents." Disclose whether this is your belief and if you have taken any legal action to enforce your intellectual property rights.

The Company has revised the disclosure on page 27 to clarify its belief regarding potential patent infringement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 32

4.	Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to FRC 501.03(a) and Section IV of SEC Release 33-8350 for additional guidance.

The Company has revised the disclosure on page 32 to reflect the minimum period of time that it can conduct planned operations using only the currently available capital resources.

Trend Information, page 33

5.	Please revise to discuss how the COVID-19 pandemic has impacted the trends in revenue from the products and services currently available to customers (e.g., Omni Pro and Omni Arena). Also, please quantify the impact COVID-19 has had on sales subsequent to March 31, 2020, if material.

The Company has revised the disclosure on page 33 to discuss and quantify how the COVID-19 pandemic has impacted trends in revenue from the products and services currently available to customers.

6.	Please explain how parents being increasingly alarmed about their kids' screen-time habits is a consumer trend in the company's favor that will contribute to a successful Omni One launch.

The Company has revised the disclosure on page 33 to explain how parents being increasingly alarmed about their kids' screen-time habits is a consumer trend in the company's favor that will contribute to a successful Omni One launch.

Notes to Consolidated Financial Statements Note 17. Restatement of Financial Results, page 66

7.	Please revise to describe the nature of each of the material errors and how they were identified. Also, tell us whether these errors resulted in a material weakness in your internal controls over financial reporting and if so what consideration was given to disclosing this in a risk factor.

The Company has revised the disclosure and included a description of the nature of each material error and how it was identified and added a risk factor titled “The company discovered a material weakness in its internal controls over financial reporting, and has since undertaken a restatement of its financial statements for the year ended March 31,2019, which have not been widely distributed.”

General

8.	We note that your subsidiary VML_ZH is a wholly foreign-owned enterprise in China that sells the company’s products to customers in Asia. Please revise to discuss the implications of having operations in China. You should address the risks, the legal and regulatory environment, and any restrictions on the movement of cash. You should also disclose how you are accounting for the entity in China and whether it is a variable interest entity (“VIE”). If it is a VIE, please disclose how you are able to consolidate the VIE and any risks related to consolidating a VIE.

The Company has revised the disclosure on page 28 and added a section titled “Risks and Uncertainties with Operations in China.” This section details risks the company faces with regards to having operations in China, legal and regulatory environment in China and restrictions on movement of cash from VML_ZH.

Further, the Company states in the Consolidated Financial Statements Note 1 that VML_ZH is accounted for as a wholly-owned subsidiary due to its direct 100% ownership by VML, and in turn, Virtuix Holdings.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law, LLP

cc: Jan Goegeluk

Chief Executive Virtuix Holdings Inc.

1826 Kramer Lane, Suite H

Austin, TX 78758